EXHIBIT 99.1

Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for drybulk commodities, including drybulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuildings under construction in the drybulk shipping industry;

•	changes in the useful lives and the value of our vessels and the related impact on our compliance with loan covenants;

•	the aging of our fleet and increases in operating costs;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•	changes in our ability to leverage the relationships and reputation in the drybulk shipping industry of V.Ships Limited, or V.Ships, and Fidelity Marine Inc., or Fidelity;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	our ability to continue as a going concern;

•	acts of terrorism and other hostilities;

•	changes in global and regional economic and political conditions;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the drybulk shipping industry; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Securities and Exchange Commission, including our most recent annual report on Form 20-F.

These factors are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results or developments. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and related notes included herein. Unless the context indicates otherwise, references to the “Company”, “we” or “our” include Seanergy Maritime Holdings Corp. and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities. In March 2014, we completed our restructuring, following which we did not own any vessels. During 2015 we acquired eight modern drybulk vessels. We recently agreed to acquire two additional Capesize drybulk vessels, the first of which, Lordship, was delivered on November 30, 2016, and the other, which is to be renamed Knightship, is scheduled to be delivered during December 2016.

Recent Developments

On September 26, 2016, we entered into agreements with an unaffiliated third party for the purchase of two secondhand Capesize vessels, for an aggregate purchase price of $41.5 million. We paid an initial security deposit in the amount of $4.2 million, which was funded through a loan facility, originally entered into October 4, 2016, with Jelco Delta Holding Corp., or Jelco, which is an entity affiliated with our Sponsor. We refer to this loan facility as it is amended from time to time as the Jelco Loan Facility. The first of the vessels, Lordship, was delivered on November 30, 2016. The balance of the purchase price of Lordship was funded with $8.2 million from the Jelco Loan Facility and $7.5 million from the secured loan facility with Northern Shipping Fund III LP, or NSF, and $3.0 million of cash on hand.  The vessel to be renamed Knightship, is scheduled to be delivered during December 2016, subject to the satisfaction of certain closing conditions.  We expect to fund the balance of the purchase price for this vessel with a drawdown from the secured loan facility with NSF.  We refer to the Lordship and the vessel we have agreed to acquire that will be renamed Knightship, collectively, as the Additional Vessels.

On October 4, 2016, we entered into the Jelco Loan Facility, initially a $4.2 million loan facility with Jelco, to fund the initial deposit for the Additional Vessels. On November 17, 2016 and November 28, 2016, we entered into amendments to the Jelco Loan Facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12.8 million and extended the maturity date to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date.  The maturity date may, in certain circumstances, be extended to the earlier of (i) February 28, 2019 and (ii) the date falling 26 months from the final drawdown date. The Jelco Loan Facility bears interest at LIBOR plus a margin of 9% and is repayable in one bullet payment together with accrued interest thereon on the maturity date. The margin may be decreased by 2% upon a $5 million prepayment by the Company or increased by 1.5% if the maturity date is extended in accordance with the terms of the facility. The Jelco Loan Facility further provides that we are required to prepay Jelco, in certain circumstances, (i) in the event of any public offering by us of Seanergy Maritime Holdings Corp’s securities, an amount equal to 25 percent of the net offering proceeds and (ii) $1.9 million upon the delivery of the vessel to be renamed Knightship. Seanergy Maritime Holdings Corp. is the borrower under the Jelco Loan Facility.  The Jelco Loan Facility is secured by second priority mortgages and general assignments covering earnings, insurances and requisition compensation on the Additional Vessels, and the vessel owning subsidiaries that will acquire the Additional Vessels have provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.’s obligations under this facility. On November 28, 2016, we drew down $8.7 million under the Jelco Loan Facility. As of December 2, 2016, $12.8 million was outstanding under the Jelco Loan Facility.

On November 18, 2016, we entered into a securities purchase agreement with unaffiliated third party institutional investors, under which we sold 1,305,000 of our common shares in a registered direct offering at a public offering price of $2.75 per share. The net proceeds from the sale of the common shares, after deducting fees and expenses, were approximately $3.2 million. The offering closed on November 23, 2016.

On November 28, 2016, we entered into a $32 million secured term loan facility with NSF to partly finance the acquisition of the Additional Vessels. The facility bears interest at 11% per annum, which is payable quarterly, and the principal is repayable in four consecutive quarterly instalments of $900,000 each, commencing on March 31, 2019 and a final payment of $28.4 million due on December 31, 2019, which is the initial maturity date assuming that we do not choose to extend the facility for one or two maximum yearly periods. The facility may only be extended twice so that the final maturity date shall never extend beyond the date falling on the fifth anniversary of the final drawdown date. The option to extend the facility for up to two years from the initial maturity date is subject to an extension fee of 1.75% per extended year. The borrowers under the facility are our applicable vessel-owning subsidiaries. The facility is secured by first priority mortgages and general assignment covering earnings, insurances and requisition compensation over the Additional Vessels, account pledge agreements, share pledge agreements of our two vessel-owning subsidiaries, a commercial manager undertaking and a technical manager undertaking. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers’ ability to incur additional indebtedness, create liens, engage in mergers, or sell vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that (i) the borrowers maintain restricted deposits of $3 million as prepaid interest to be applied equally against the first eight quarterly interest payments of the facility, the first instalment to commence three months from the second drawdown date, (ii) the borrowers maintain an asset coverage ratio with respect to the Additional Vessels equal to at least 112.5% and (iii) the borrowers accumulate in each of their earnings accounts within three months from each advance relevant drawdown date, and maintain throughout the security period, a minimum amount of at least $250,000 per Additional Vessel, or $500,000 in total. The facility also places a restriction on each borrower’s ability to distribute dividends to Seanergy Maritime Holdings Corp. or make any other form of distribution or effect any return of share capital if the borrower maintains a balance in its earnings account that when aggregated with a minimum liquidity amount is less than $1.0 million.  On November 28, 2016, we drew down $7.5 million under the NSF loan facility. As of December 2, 2016, $7.5 million was outstanding under the facility.

Operating Results

Factors Affecting our Results of Operations Overview

On December 23, 2014, we entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel for $17.1 million. The acquisition was funded with proceeds from a senior secured loan, an unsecured convertible promissory note issued to our principal shareholder, who we refer to as our Sponsor, and the sale of common stock to our Sponsor. The vessel was delivered in March 2015.

On August 6, 2015, we entered into a purchase agreement with entities affiliated with our Sponsor to acquire seven secondhand dry bulk vessels, consisting of five Capesize and two Supramax vessels for an aggregate purchase price of $183.4 million. The acquisitions were funded with proceeds from senior secured loans, a revolving convertible promissory note issued to our Sponsor, and the sale of common stock to our Sponsor. We took delivery of all seven vessels between September and December 2015.

On January 7, 2016, we effected a 1-for-5 reverse split of our common stock. The reverse stock split became effective and the common stock began trading on a split-adjusted basis on the NASDAQ Capital Market at the opening of trading on January 8, 2016. There was no change in the number of authorized shares or the par value of our common stock. All share and per share amounts disclosed herein give effect to this reverse stock split retroactively, for all periods presented.

Important Measures for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels should be capable of generating revenues.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues, and is determined by dividing operating days by ownership days for the relevant period.

Fleet utilization excluding drydocking and lay-up off-hire days. Fleet utilization excluding drydocking and lay-up off-hire days is calculated by dividing the number of our fleet’s operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking and lay-up off-hire days to measure a company’s efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, dry-dockings, special or intermediate surveys and lay-ups.

Off-hire. The period a vessel is unable to perform the services for which it is required under a charter.

Dry-docking. We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Voyage charter. A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

TCE. Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;

•	voyage charter rates;

•	the nature and duration of our voyage charters;

•	vessel repositioning;

•	vessel operating expenses and direct voyage costs;

•	maintenance and upgrade work;

•	age, condition and specifications of our vessels;

•	amount of debt obligations; and

•	financing costs related to vessels indebtedness.

We are also affected by the types of charters we enter into.  Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs in case of voyage charters. All of our vessels in 2015 and 2016 operated in the spot charter market, except for the Lordship that we acquired on November 30, 2016 and which has been employed on a time charter.

Results of Operations

Nine months ended September 30, 2016 as compared to nine months ended September 30, 2015
(In thousands of U.S. dollars, except for share and per share data)

	Nine months ended September 30,		Change
	2016	2015	Amount	%
Revenues:
Vessel revenue, net	23,791	4,401	19,390	441%

Expenses:
Direct voyage expenses	(15,030)	(2,733)	(12,297)	450%
Vessel operating expenses	(10,112)	(1,917)	(8,195)	427%
Management fees	(648)	(107)	(541)	506%
General and administrative expenses	(2,210)	(1,957)	(253)	13%
Depreciation and amortization	(6,677)	(342)	(6,335)	1,852%
Operating loss	(10,886)	(2,655)	(8,231)	310%
Other expenses:
Interest and finance costs	(6,817)	(426)	(6,391)	1,500%
Foreign currency exchange losses, net	(27)	(24)	(3)	13%
Total other expenses, net:	(6,844)	(450)	(6,394)	1,421%
Net loss	(17,730)	(3,105)	(14,625)	471%

Net loss per common share	(0.90)	(0.38)
Weighted average number of common shares outstanding	19,594,354	8,130,931

Vessel Revenue, Net - The increase was attributable to the increase in operating days.  We had 1,795 operating days in the first nine months of 2016 as compared to 189 operating days in the first nine months of 2015.  In 2015 we acquired eight vessels, with the first vessel delivered on March 19, 2015 and the remaining seven vessels delivered between September 11, 2015 and December 7, 2015.

Direct Voyage Expenses - The increase was attributable to the increase in ownership days. We had 2,192 ownership days in the first nine months of 2016 as compared to 216 ownership days in the first nine months of 2015.

Vessel Operating Expenses - The increase was attributable to the increase in ownership days. We had 2,192 ownership days in the first nine months of 2016 as compared to 216 ownership days in the first nine months of 2015.

Management Fees - The increase was attributable to the increase in ownership days. We had 2,192 ownership days in the first nine months of 2016 as compared to 216 ownership days in the first nine months of 2015.

General and Administrative Expenses – The increase is mainly attributable to stock based compensation amortization.

Depreciation and Amortization – The increase was attributable to the increase in ownership days. We had 2,192 ownership days in the first nine months of 2016 as compared to 216 ownership days in the first nine months of 2015.

Interest and Finance Costs - The increase was primarily attributable to the fact that the first of our five credit facilities was drawn down on March 17, 2015 and our other four credit facilities were drawn down between September 11, 2015 and December 7, 2015. Furthermore, our indebtedness under the two convertible promissory notes with Jelco Delta Holding Corp., or Jelco, a company affiliated with our Sponsor, was higher in the first nine months of 2016 as compared to the first nine months of 2015 due to additional drawdowns of $9.4 million during the first nine months of 2016 under the unsecured revolving convertible promissory note, dated September 7, 2015. The weighted average interest rate on our outstanding debt and convertible promissory notes for the nine months ended 2016 and 2015 was approximately 3.9% and 4.2%, respectively.

Performance Indicators

Nine months ended September 30, 2016 as compared to nine months ended September 30, 2015

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	Nine months ended September 30,
	2016	2015
Fleet Data:
Ownership days	2,192	216
Available days(1)	2,019	216
Operating days(2)	1,795	189
Fleet utilization	82%	88%
Fleet utilization excluding drydocking & lay-up off hire days	89%	88%
Average Daily Results:
TCE rate(3)	$4,881	$8,825
Daily Vessel Operating Expenses(4)	$4,613	$8,875

(1)	During the nine months ended September 30, 2016 we incurred 173 off-hire days for a vessel lay-up.

(2)	In the nine months ended September 30, 2016, we incurred 217 off-hire days between voyages and 7 off-hires days due to other unforeseen circumstances.

(3)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

(In thousands of U.S. dollars, except operating days and TCE rate)

	Nine months ended September 30,
	2016	2015
Vessel revenue, net	$23,791	$4,401
Voyage expenses	(15,030)	(2,733)
Net operating revenues	$8,761	$1,668
Operating days	1,795	189
Daily time charter equivalent rate	$4,881	$8,825

(4)
We include Daily Vessel Operating Expenses as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses.

(In thousands of U.S. dollars, except ownership days and Daily Vessel Operating Expenses)
	Nine months ended September 30,
	2016	2015
Vessel operating expenses	$10,112	$1,917
Ownership days	2,192	216
Daily Vessel Operating Expenses	$4,613	$8,875

Liquidity and Capital Resources

Our principal source of funds has been our operating cash flow, long-term borrowings from banks and our Sponsor, and equity provided by the capital markets and our Sponsor. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our drybulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding debt obligations.

As of September 30, 2016, we had cash and restricted cash of $4.0 million, as compared to $3.4 million as of December 31, 2015.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of September 30, 2016, we had a working capital deficit of $4.8 million.

As of September 30, 2016, we had total indebtedness of $178.0 million, excluding unamortized financing fees.

Since December 31, 2015, significant transactions impacting our liquidity and capital resources include:

We have amended certain terms in four of our seven loan facilities and have also made five amendments to our unsecured revolving convertible promissory note to Jelco dated September 7, 2015. Please see “Description of Indebtedness” below for descriptions of the amended loan facilities and unsecured revolving convertible promissory note.

In a direct offering that was completed on August 10, 2016, we sold 1,180,000 common shares to an unaffiliated institutional investor at a public offering price of $4.15 per share, for aggregate gross proceeds of $4.9 million. The net proceeds from the sale of the common shares, after deducting placement agent fees and related offering expenses, were approximately $4.1 million.

As described above, on September 26, 2016, we entered into agreements with an unaffiliated third party for the purchase of the Additional Vessels, two secondhand Capesize vessels, for an aggregate purchase price of $41.5 million. We paid an initial security deposit in the amount of $4.2 million, which was funded through the Jelco Loan Facility. Lordship was delivered on November 30, 2016. The balance of the purchase price of Lordship was funded with $8.2 million from the Jelco Loan Facility and $7.5 million from the secured loan facility with NSF and $3.0 million of cash on hand.  The vessel to be renamed Knightship is scheduled to be delivered during December 2016, subject to the satisfaction of certain closing conditions.  We expect to fund the balance of the purchase price for this vessel with a drawdown from the secured loan facility with NSF.

On October 4, 2016, we entered into the Jelco Loan Facility, initially a $4.2 million loan facility with Jelco, an entity affiliated with our Sponsor, to fund the initial deposit for the Additional Vessels. On November 17, 2016 and November 28, 2016, we entered into amendments to the Jelco Loan Facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12.8 million and extended the maturity date to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date.  The maturity date may, in certain circumstances, be extended to the earlier of (i) February 28, 2019 and (ii) the date falling 26 months from the final drawdown date. The Jelco Loan Facility bears interest at LIBOR plus a margin of 9% and is repayable in one bullet payment together with accrued interest thereon on the maturity date. On November 28, 2016, we drew down $8.7 million under the Jelco Loan Facility. Please see “— Description of Indebtedness.”

In a direct offering that was completed on November 23, 2016, we sold 1,305,000 common shares to unaffiliated institutional investors at a public offering price of $2.75 per share, for aggregate gross proceeds of $3.6 million. The net proceeds from the sale of the common shares, after deducting fees and expenses, were approximately $3.2 million.

On November 28, 2016, we entered into a $32 million secured term loan facility with NSF to partly finance the acquisition of the Additional Vessels. The facility bears interest at 11% per annum, which is payable quarterly, and the principal is repayable in four consecutive quarterly instalments of $900,000 each, commencing on March 31, 2019 and a final payment of $28.4 million due on December 31, 2019, which is the initial maturity date assuming that we do not choose to extend the facility for one or two maximum yearly periods in accordance with the terms of the facility. On November 28, 2016, we drew down $7.5 million under the NSF loan facility. Please see “— Description of Indebtedness.”

Our cash flow projections indicate that cash on hand and cash provided by operating activities might not be sufficient to cover our liquidity needs that become due in the twelve-month period ending September 30, 2017. We have relied on Jelco for both vessel acquisitions and funding of general corporate purposes during 2015 and for further funding during 2016. We also intend to apply additional measures to reduce potential cash flow shortfall if drybulk charter rates remain at today’s historical low levels. We have undertaken a cost-cutting initiative to decrease our Daily Vessel Operating Expenses. We are continuously exploring raising additional equity and debt through public or private transactions in the capital markets.

Given these facts we cannot provide any assurance that we will in fact operate our business profitably or generate sufficient revenue or operating cash flow.

Cash Flows

Nine months ended September 30, 2016 as compared to nine months ended September 30, 2015

Cash Flows

	Nine months ended September 30,
	2016	2015
Cash Flow Data:
Net cash used in operating activities	(12,295)	(2,845)
Net cash used in investing activities	-	(63,424)
Net cash provided by financing activities	12,900	64,365

Operating Activities: Net cash used in operating activities for the nine month period ended September 30, 2016, was adjusted by $7.7 million of non-cash items, attributable to depreciation and amortization charges for the period and an increase in working capital of $2.2 million. Net cash used in operating activities for the nine month period ended September 30, 2015 was adjusted by $0.4 million of non-cash items, attributable to depreciation and amortization charges for the period and an increase in working capital of $0.1 million.

Investing Activities: The 2015 cash outflow resulted from the acquisition of our vessel Leadership in March 2015 and our vessels Premiership and Gladiatorship in September 2015.

Financing Activities: The 2016 cash inflow resulted from proceeds of $9.4 million drawn down from our unsecured revolving convertible promissory note issued on September 7, 2015 to Jelco, which proceeds were used for general corporate purposes, proceeds of $4.1 million from the registered direct offering that was completed on August 10, 2016 and debt repayments of $0.6 million related to the March 2015 Alpha Bank loan facility. The 2015 cash inflow resulted from $8.8 million of proceeds from the March 2015 Alpha Bank loan facility, $39.1 million of proceeds from the UniCredit loan facility, $10.7 million of proceeds from common stock issuances, a $4 million drawn down from our unsecured convertible promissory note issued on March 12, 2015 to Jelco, which proceeds were used for the acquisition of our vessel Leadership, $2.8 million drawn down from our unsecured revolving convertible promissory note issued on September 7, 2015 to Jelco, which proceeds were partly used for the acquisition of our vessels Premiership and Gladiatorship in September 2015, a $0.2 million repayment of the March 12, 2015 unsecured convertible promissory note issued to Jelco, debt repayment of $0.4 million related to the March 2015 Alpha Bank loan facility and payments of $0.3 million for financing costs.

Description of Indebtedness

We currently have six senior secured loan facilities with an aggregate outstanding balance of $185.6 million and one additional facility with Jelco with an outstanding balance of $12.8 million. We currently are not required to make any principal repayments except under our facility with Alpha Bank AE originally entered into in March 2015. This facility currently has an outstanding balance of $7.6 million and amortization payments for this facility commenced on June 17, 2015. We also have a facility in place with HSH Nordbank AG with an outstanding balance of $44.4 million for which we will commence amortization payments on September 30, 2017, a facility with Unicredit Bank AG with an outstanding balance of $52.9 million for which we will commence amortization payments on June 26, 2017, a facility with Natixis with an outstanding balance of $39.4 million for which we will commence amortization payments on June 30, 2017, a facility with Alpha Bank AE originally entered into in November 2015 with an outstanding balance of $33.8 million for which we will commence amortization payments on February 12, 2018, and a facility with NSF with an outstanding balance of $7.5 million for which we will commence amortization payments on March 31, 2019. Additionally, the Jelco Loan Facility has an outstanding balance of $12.8 million and is repayable, subject to certain repayment requirements, in one bullet payment on the maturity date, which is the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date, but the maturity date may, in certain circumstances, be extended to the earlier of (i) February 28, 2019 and (ii) the date falling 26 months from the final drawdown date. All applicable financial covenants under our loan facilities with our lenders have been either waived or will become effective subsequent to June 30, 2017.

Below is a description of our financing arrangements, as amended, with the amount outstanding under each as of September 30, 2016, except as otherwise noted:

Credit Facilities

March 2015 Alpha Bank A.E. Loan Facility

On March 6, 2015, we entered into a $8.75 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Leadership. On December 23, 2015 and July 28, 2016, we entered into a first and second supplemental agreement, respectively, to the facility agreement. As amended to date the facility provides as follows: The facility bears interest at LIBOR plus a margin of 3.75% and is repayable in twenty consecutive quarterly installments. The first four installments are $0.2 million each, the next installment is $0.25 million, the next four installments are $0.1 million each and the next eleven installments are $0.25 million each, with a final balloon payment of $4.55 million due on March 17, 2020. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement and technical and commercial managers’ undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower’s ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell vessel without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we on a consolidated basis maintain (i) from June 30, 2018, a percentage ratio of net debt to total assets that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from July 1, 2017, the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 125%. The lender may accelerate the maturity of the facility and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the facility. The facility also restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. As of September 30, 2016, $7.6 million was outstanding under the facility, excluding the unamortized financing fees.

HSH Nordbank AG Loan Facility

On September 1, 2015, we entered into a $44.4 million senior secured loan facility with HSH Nordbank AG to finance the acquisition of the Geniuship and Gloriuship. On May 16, 2016 we entered into a supplemental letter to the facility agreement. As amended to date the facility provides as follows: The facility bears interest at LIBOR plus a margin between 3.25% and 3.6% and is repayable in twelve consecutive quarterly instalments of $1.0 million each, commencing on September 30, 2017, with a final balloon payment of $31.8 million due on June 30, 2020. Effective as of March 1, 2016, a mandatory prepayment of $3 million required under the facility is deferred to June 30, 2018. The borrowers under the facility are our two applicable vessel-owning subsidiaries, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility was made available in two advances, each advance comprised of two tranches. On October 13, 2015, we drew the first advance of $27.6 million in order to finance the acquisition of the Geniuship. On November 3, 2015, we drew the second advance of $16.8 million in order to finance the acquisition of the Gloriuship. The facility is secured by a first priority mortgage over each of the vessels, a general assignment covering earnings, charter parties, insurances and requisition compensation for each of the vessels, an earnings account pledge agreement for each of the vessels, technical and commercial managers’ undertakings, a shares security deed of the two borrowers’ shares and a master agreement assignment. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers’ ability to incur additional indebtedness, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, or sell vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we on a consolidated basis maintain (i) from September 30, 2017, a percentage ratio of total liabilities to total assets that does not exceed 75%, (ii) from September 30, 2017, a ratio of EBITDA to interest payments that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from September 30, 2017, the borrowers shall ensure that the market value of the vessels plus any additional security to total facility outstanding shall not be less than 120%. The facility also places a restriction on the borrowers’ ability to distribute dividends to Seanergy Maritime Holdings Corp., in case the market values of Geniuship and Gloriuship plus any additional security is less than 145% of total facility outstanding and the cash balance of the borrowers after distribution of dividends is less than $3 million. The $3 million minimum liquidity condition on payment of dividends does not apply after June 30, 2018. As of September 30, 2016, $44.4 million was outstanding under the facility, excluding the unamortized financing fees.

UniCredit Bank AG Loan Facility

On September 11, 2015, we entered into a $52.7 million secured term loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, Gladiatorship and Guardianship. On June 3, 2016 and July 29, 2016, we entered into an amendment and a supplemental letter, respectively, to the facility agreement. As amended to date, the facility bears interest at LIBOR plus a margin of between 2.75% and 3.20%. Effective as of June 13, 2016, the supplemental agreement has split the margin into a cash portion and a capitalized portion. The capitalized portion of the margin will be repaid in full by June 30, 2017. The facility is repayable in fifteen consecutive quarterly instalments of $1.6 million each, commencing on June 26, 2017, with a final balloon payment of $29.4 million due on December 28, 2020. The borrowers under the facility are our three applicable vessel-owning subsidiaries, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility was made available in three tranches. On September 11, 2015, we drew the first tranche of $25.4 million to partly finance the acquisition of the Premiership. On September 29, 2015, we drew the second tranche of $13.6 million to partly finance the acquisition of the Gladiatorship. On October 21, 2015, we drew the third tranche of $13.6 million to partly finance the acquisition of the Guardianship. The facility is secured by a first preferred mortgage over each of the relevant vessels, a general assignment covering earnings, charter parties, insurances and requisition compensation for each of the vessels, an account pledge agreement for each of the vessels, technical and commercial managers’ undertakings, a shares security deed of the three applicable vessel owning subsidiaries’ shares and a hedging agreement assignment. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers’ ability to incur additional indebtedness, create liens, engage in mergers, or sell vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis maintain (i) from September 30, 2017, a percentage ratio of total liabilities to total assets that does not exceed 75%, (ii) from September 30, 2017, a ratio of EBITDA to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from June 30, 2017 and from September 11, 2017, the borrowers shall ensure that the market value of the vessels plus any additional security and minimum liquidity to total facility outstanding shall not be less than 100% and 120%, respectively. As of September 30, 2016, $52.9 million was outstanding under the facility, excluding the unamortized financing fees.

November 2015 Alpha Bank A.E. Loan Facility

On November 4, 2015, we entered into a $33.8 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship. On July 28, 2016 we entered into a first supplemental agreement to the facility agreement. As amended to date the facility provides as follows: The facility bears interest at LIBOR plus a margin of 3.50% and is repayable in sixteen consecutive quarterly instalments of $0.8 million each, commencing on February 12, 2018, with a final balloon payment of $20.3 million due on November 10, 2021. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement and technical and commercial managers’ undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower’s ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell vessel without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a percentage ratio of net debt to total assets that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from January 1, 2018, the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 125%. The facility also restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. As of September 30, 2016, $33.8 million was outstanding under the facility, excluding the unamortized financing fees.

Natixis Loan Facility

On December 2, 2015, we entered into a $39.4 million secured term loan facility with Natixis to partly finance the acquisition of the Championship. The facility bears interest at LIBOR plus a margin of 2.50% and is repayable in fifteen consecutive quarterly instalments of $1.0 million each, commencing on June 30, 2017, with a final balloon payment of $24.6 million due on February 26, 2021. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first priority mortgage over the vessel, a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement, a commercial manager undertaking and a technical manager undertaking. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower’s ability to incur additional indebtedness, create liens, engage in mergers, or sell vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we maintain (i) from January 1, 2018, a percentage ratio of total liabilities to total assets that does not exceed 75%, (ii) from January 1, 2018, a ratio of EBITDA to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from February 1, 2017, the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 120%. As of September 30, 2016, $39.4 million was outstanding under the facility, excluding the unamortized financing fees.

NSF Loan Facility

On November 28, 2016, we entered into a $32 million secured term loan facility with NSF to partly finance the acquisition of the Additional Vessels. The facility bears interest at 11% per annum, which is payable quarterly, and the principal is repayable in four consecutive quarterly instalments of $900,000 each, commencing on March 31, 2019 and a final payment of $28.4 million due on December 31, 2019, which is the initial maturity date assuming that we do not choose to extend the facility for one or two maximum yearly periods. The facility may only be extended twice so that the final maturity date shall never extend beyond the date falling on the fifth anniversary of the final drawdown date. The option to extend the facility for up to two years from the initial maturity date is subject to an extension fee of 1.75% per extended year. The borrowers under the facility are our applicable vessel-owning subsidiaries. The facility is secured by first priority mortgages and general assignment covering earnings, insurances and requisition compensation over the Additional Vessels, account pledge agreements, share pledge agreements of our two vessel-owning subsidiaries, a commercial manager undertaking and a technical manager undertaking. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers’ ability to incur additional indebtedness, create liens, engage in mergers, or sell vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that (i) the borrowers maintain restricted deposits of $3 million as prepaid interest to be applied equally against the first eight quarterly interest payments of the facility, the first instalment to commence three months from the second drawdown date (ii) the borrowers maintain an asset coverage ratio with respect to the Additional Vessels equal to at least 112.5% and (iii) the borrowers accumulate in each of their earnings accounts within three months from each advance relevant drawdown date, and maintain throughout the security period, a minimum amount of at least $250,000 per Additional Vessel, or $500,000 in total. The facility also places a restriction on each borrower’s ability to distribute dividends to Seanergy Maritime Holdings Corp. or make any other form of distribution or effect any return of share capital if the borrower maintains a balance in its earnings account that when aggregated with a minimum liquidity amount is less than $1.0 million.  As of December 2, 2016, $7.5 million was outstanding under the facility.

Jelco Loan Facility

On October 4, 2016, we entered into the Jelco Loan Facility, initially a $4.2 million loan facility with Jelco, an entity affiliated with our Sponsor, to fund the initial deposit for the Additional Vessels. On November 17, 2016 and November 28, 2016, we entered into amendments to the Jelco Loan Facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12.8 million and extended the maturity date to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date.  The maturity date may, in certain circumstances, be extended to the earlier of (i) February 28, 2019 and (ii) the date falling 26 months from the final drawdown date. The Jelco Loan Facility bears interest at LIBOR plus a margin of 9% and is repayable in one bullet payment together with accrued interest thereon on the maturity date. The margin may be decreased by 2% upon a $5 million prepayment by the Company or increased by 1.5% if the maturity date is extended in accordance with the terms of the facility.  The Jelco Loan Facility further provides that we are required to prepay Jelco, in certain circumstances, (i) in the event of any public offering by us of Seanergy Maritime Holdings Corp’s securities, an amount equal to 25 percent of the net offering proceeds and (ii) $1.9 million upon the delivery of the vessel to be renamed Knightship. Seanergy Maritime Holdings Corp. is the borrower under the Jelco Loan Facility.  The Jelco Loan Facility is secured by second priority mortgages and general assignments covering earnings, insurances and requisition compensation on the Additional Vessels, and the vessel owning subsidiaries that will acquire the Additional Vessels have provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.’s obligations under this facility. On November 28, 2016, we drew down $8.7 million under the Jelco Loan Facility. As of December 2, 2016, $12.8 million was outstanding under the Jelco Loan Facility.

Convertible Promissory Notes

On March 12, 2015, we issued an unsecured convertible promissory note for $4.0 million to Jelco. The note is repayable in ten consecutive semi-annual installments of $0.2 million, along with a balloon installment of $2.0 million payable on the final maturity date, March 19, 2020. The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. We have the right to defer up to three consecutive installments to the balloon installment. As of the date of this report, we have deferred two installments due for payment on March 19, 2016 and on September 16, 2016 to the final maturity date. At Jelco’s option, the principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note. As of December 2, 2016, $3.8 million was outstanding under the note.

On September 7, 2015, we issued an unsecured revolving convertible promissory note to Jelco for an amount up to $6.8 million, or the Applicable Limit. Following seven amendments to the note between December 2015 and June 2016, the Applicable Limit was raised to $21.2 million. The Applicable Limit will be reduced by $3.1 million each year after the second year following the first drawdown. The aggregate outstanding principal is repayable on September 10, 2020, however, principal is also repayable earlier to the extent that the aggregate outstanding principal exceeds the Applicable Limit (as it may be reduced from time to time). The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco’s option, our obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note. As of December 2, 2016, $21.2 million was outstanding under the note.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2016 (in thousands of U.S. dollars):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	$178,064	$6,840	$39,598	$110,532	$21,094
Convertible promissory notes	24,965	3,500	7,000	14,465	-
Interest expense - long term debt	27,168	7,263	12,852	6,806	247
Interest expense - convertible promissory notes	4,646	1,473	2,363	810	-
Total	$234,843	$19,076	$61,813	$132,613	$21,341

Seanergy Maritime Holdings Corp.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
As of September 30, 2016 (unaudited) and December 31, 2015
 (In thousands of US Dollars, except for share and per share data)

	Notes	September 30, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents		3,909	3,304
Restricted cash		50	50
Accounts receivable trade, net		1,597	1,287
Inventories	4	2,970	2,980
Other current assets	5	497	657
Total current assets		9,023	8,278

Fixed assets:
Vessels, net	6	193,539	199,840
Office equipment, net		24	40
Total fixed assets		193,563	199,880

Other assets:
Deferred charges		1,017	1,194
Other non-current assets		5	-
TOTAL ASSETS		203,608	209,352

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt, net of deferred finance costs	7	6,583	718
Current portion of convertible promissory notes	3	822	103
Trade accounts and other payables	8	4,777	5,979
Accrued liabilities		1,581	2,296
Deferred revenue		67	154
Total current liabilities		13,830	9,250

Non-current liabilities:
Long-term debt, net of current portion and deferred finance costs	7	170,625	176,787
Long-term portion of convertible promissory notes	3	-	31
Total liabilities		184,455	186,068

Commitments and contingencies	10	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at September 30, 2016 and December 31, 2015; 20,694,410 and 19,522,413 shares issued and outstanding as at September 30, 2016 and December 31, 2015, respectively	11	2	2
Additional paid-in capital	3	350,720	337,121
Accumulated deficit		(331,569)	(313,839)
Total Stockholders’ equity		19,153	23,284
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		203,608	209,352

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Condensed Consolidated Statements of Loss
For the nine-month periods ended September 30, 2016 and 2015
(In thousands of US Dollars, except for share and per share data)

		Nine-month period ended September 30,
	Notes	2016	2015
Revenues:
Vessel revenue		24,696	4,574
Commissions		(905)	(173)
Vessel revenue, net		23,791	4,401
Expenses:
Direct voyage expenses		(15,030)	(2,733)
Vessel operating expenses		(10,112)	(1,917)
Management fees		(648)	(107)
General and administration expenses		(2,210)	(1,887)
General and administration expenses - related party	3	-	(70)
Amortization of deferred dry-docking costs		(360)	-
Depreciation	6	(6,317)	(342)
Operating loss		(10,886)	(2,655)
Other expenses, net:
Interest and finance costs	12	(5,205)	(280)
Interest and finance costs - related party	3 & 12	(1,612)	(146)
Foreign currency exchange losses, net		(27)	(24)
Total other expenses, net		(6,844)	(450)
Net loss		(17,730)	(3,105)
Net loss per common share
Basic and diluted	13	(0.90)	(0.38)
Weighted average common shares outstanding
Basic and diluted	13	19,594,354	8,130,931

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the nine-month periods ended September 30, 2016 and 2015
 (In thousands of US Dollars, except for share data)

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total equity

Balance, January 1, 2015	3,977,854	-	307,559	(304,883)	2,676
Issuance of common stock (Note 11)	11,879,220	2	10,689	-	10,691
Issuance of convertible promissory notes (Note 3)	-	-	6,800	-	6,800
Gain on extinguishment of convertible promissory notes (Note 3)	-	-	(200)	-	(200)
Net loss for the nine months ended September 30, 2015	-	-	-	(3,105)	(3,105)
Balance, September 30, 2015	15,857,074	2	324,848	(307,988)	16,862

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total equity

Balance, January 1, 2016	19,522,413	2	337,121	(313,839)	23,284
Issuance of convertible promissory notes (Note 3)	-	-	9,400	-	9,400
Issuance of common stock (Note 11)	1,180,000	-	4,080	-	4,080
Stock based compensation (Note 14)	(8,003)	-	119	-	119
Net loss for the nine months ended September 30, 2016	-	-	-	(17,730)	(17,730)
Balance, September 30, 2016	20,694,410	2	350,720	(331,569)	19,153

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the nine-month periods ended September 30, 3016 and 2015
 (In thousands of US Dollars)

	Nine-month period ended September 30,
	2016	2015
Cash flows from operating activities:
Net loss	(17,730)	(3,105)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	6,317	342
Amortization of deferred dry-docking costs	360	-
Amortization of deferred finance charges	186	23
Amortization of convertible promissory note beneficial conversion feature	688	227
Stock based compensation	119	-
Gain on extinguishment of convertible promissory notes	-	(200)
Changes in operating assets and liabilities:
Accounts receivable trade, net	(310)	(469)
Inventories	10	(956)
Other current assets	160	(244)
Deferred charges	(183)	-
Other non-current assets	(5)	-
Trade accounts and other payables	(1,202)	865
Due to related parties	-	(105)
Accrued liabilities	(618)	584
Deferred revenue	(87)	193
Net cash used in operating activities	(12,295)	(2,845)
Cash flows from investing activities:
Acquisition of vessels	-	(63,424)
Net cash used in investing activities	-	(63,424)
Cash flows from financing activities:
Net proceeds from issuance of common stock	4,080	10,691
Proceeds from long-term debt	-	47,813
Proceeds from convertible promissory notes	9,400	6,800
Payments of financing costs	(30)	(339)
Repayments of long-term debt	(550)	(400)
Repayments of convertible promissory notes	-	(200)
Net cash provided by financing activities	12,900	64,365
Net increase/(decrease) in cash and cash equivalents	605	(1,904)
Cash and cash equivalents at beginning of period	3,304	2,873
Cash and cash equivalents at end of period	3,909	969
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	6,113	285

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Athens, Greece. The Company provides global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries.

On January 8, 2016, the Company’s common stock began trading on a split-adjusted basis, following a December 22, 2015 approval from the Company’s Board of Directors to reverse split the Company’s common stock at a ratio of one-for-five. There was no change in the number of authorized shares or the par value of the Company’s common stock. Following the reverse stock split, the number of shares issued and outstanding was reduced by 3 shares due to rounding. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the “Company” or “Seanergy”).

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for certain financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 20, 2016.

In the opinion of management, these unaudited interim condensed consolidated financial statements, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the nine-month period ended September 30, 2016, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2016.

a.	Going Concern:

The Company acquired eight vessels in 2015 in accordance with its business plan to expand the fleet.

As of September 30, 2016, the Company was in compliance with or has cured any events of non-compliance of all its financial covenants and asset coverage ratios contained in its debt agreements as amended (Notes 7 and 15). Most financial covenants and asset coverage ratios will be tested commencing in mid 2017. Scheduled debt installment payments for the twelve month period ending September 30, 2017, amount to $6,840 (Note 7). Scheduled  convertible promissory notes payments for the twelve month period ending September 30, 2017, amount to $3,500, of which an installment of $200 under the March 12, 2015 convertible promissory note can be deferred to the final maturity date (Note 3).

Given the current dry bulk charter rates, the Company’s cash flow projections indicate that cash on hand and cash provided by operating activities might not be sufficient to cover the liquidity needs that become due in the twelve-month period ending September 30, 2017, including any loan prepayments that may be required in the case of future non-compliance with loan terms and covenants.

The Company, further to its efforts to raise equity in the public markets and from private investors, has relied on Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis, who is also the Company’s major shareholder, for both vessel acquisitions and funding for general corporate purposes during 2015 and for further funding during 2016 and 2017. In addition, the Company has undertaken a cost-cutting initiative to decrease its daily vessel operating expenses and in turn to reduce potential cash flow shortfall.

On August 5, 2016, the Company entered into a securities purchase agreement with an unaffiliated third party, which is an institutional investor, under which the Company sold 1,180,000 of its common shares in a registered direct offering at a price of $4.15 per share. On August 10, 2016, the Company completed the registered direct offering for net proceeds of approximately $4,080, which proceeds were used for general corporate purposes.

On September 26, 2016, the Company entered into separate agreements with an unaffiliated third party for the purchase of two second hand Capesize vessels for a gross purchase price of $20,750 per vessel. The first of the two vessels was delivered on November 30, 2016 and the second is expected to be delivered during December 2016, subject to the satisfaction of certain customary closing conditions (Notes 7 and 15).

On October 28, 2016, the Company filed with the SEC a registration statement on Form F-1 in connection with a contemplated follow-on registered public offering of the Company’s securities, comprised of common shares, par value $0.0001 per share, Class A warrants to purchase common shares, and an underwriter’s warrant to purchase common shares.  On November 29, 2016, the Company filed with the SEC an amendment to this registration statement on Form F-1 (Note 15).

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

On November 18, 2016, the Company entered into a securities purchase agreement with unaffiliated third parties, which are institutional investors, under which the Company sold 1,305,000 of its common shares in a registered direct offering at a price of $2.75 per share. On November 23, 2016, the Company completed the registered direct offering for net proceeds of approximately $3,200, used for general corporate purposes, including funding of vessel acquisitions (Note 15).

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, they do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

b.	Subsidiaries in Consolidation:

Seanergy’s subsidiaries included in these consolidated financial statements as of September 30, 2016, are as follows:
Company	Country of Incorporation	Date of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal	Financed by
Seanergy Management Corp.(1) (3)	Marshall Islands	May 9, 2008	N/A	N/A	N/A	N/A
Seanergy Shipmanagement Corp.(1) (3)	Marshall Islands	September 16, 2014	N/A	N/A	N/A	N/A
Sea Glorius Shipping Co.(1)	Marshall Islands	September 16, 2014	Gloriuship	November 3, 2015	N/A	HSH Nordbank AG
Sea Genius Shipping Co.(1)	Marshall Islands	September 16, 2014	Geniuship	October 13, 2015	N/A	HSH Nordbank AG
Leader Shipping Co.(1)	Marshall Islands	January 15, 2015	Leadership	March 19, 2015	N/A	Alpha Bank A.E.
Premier Marine Co.(1)	Marshall Islands	July 9, 2015	Premiership	September 11, 2015	N/A	UniCredit Bank AG
Gladiator Shipping Co.(1)	Marshall Islands	July 9, 2015	Gladiatorship	September 29, 2015	N/A	UniCredit Bank AG
Guardian Shipping Co.(1)	Marshall Islands	July 9, 2015	Guardianship	October 21, 2015	N/A	UniCredit Bank AG
Champion Ocean Navigation Co.(1)	Liberia	August 6, 2015	Championship	December 7, 2015	N/A	Natixis
Squire Ocean Navigation Co.(1)	Liberia	August 6, 2015	Squireship	November 10, 2015	N/A	Alpha Bank A.E.
Emperor Holding Ltd.(1)	Marshall Islands	October 3, 2016	N/A	N/A	N/A	N/A
Knight Ocean Navigation Co.(1)	Liberia	October 3, 2016	N/A	N/A	N/A	N/A
Lord Ocean Navigation Co.(1)	Liberia	October 3, 2016	N/A	N/A	N/A	N/A
Pembroke Chartering Services Limited (4)	Malta	December 2, 2015	N/A	N/A	N/A	N/A
Amazons Management Inc.(1)	Marshall Islands	April 21, 2008	Davakis G.	August 28, 2008	March 6, 2014	Piraeus Bank
Lagoon Shipholding Ltd.(1)	Marshall Islands	April 21, 2008	Delos Ranger	August 28, 2008	March 11, 2014	Piraeus Bank
Cynthera Navigation Ltd.(1)	Marshall Islands	March 18, 2008	African Oryx	August 28, 2008	April 10, 2013	Piraeus Bank
Martinique International Corp.(1)	British Virgin Islands	May 14, 2008	Bremen Max	September 11, 2008	March 7, 2014	Piraeus Bank
Harbour Business International Corp.(1)	British Virgin Islands	April 1, 2008	Hamburg Max	September 25, 2008	March 10, 2014	Piraeus Bank
Waldeck Maritime Co.(1)	Marshall Islands	April 21, 2008	African Zebra	September 25, 2008	February 15, 2012	Piraeus Bank
Maritime Capital Shipping Limited (1)	Bermuda	April 30, 2007	N/A	N/A	N/A	N/A
Maritime Capital Shipping (HK) Limited (3)	Hong Kong	June 16, 2006	N/A	N/A	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	April 8, 2008	Clipper Glory	May 21, 2010	December 4, 2012	HSBC
Maritime Grace Shipping Limited (2)	British Virgin Islands	April 8, 2008	Clipper Grace	May 21, 2010	October 15, 2012	HSBC
Atlantic Grace Shipping Limited (5)	British Virgin Islands	October 9, 2007	N/A	N/A	N/A	N/A

(1) Subsidiaries wholly owned
(2) Vessel owning subsidiaries owned by Maritime Capital Shipping Limited (or “MCS”)
(3) Management company
(4) Chartering services company
(5) Dormant company

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 20, 2016. There have been no material changes to these policies in the nine-month period ended September 30, 2016.

On January 1, 2016, the Company adopted Accounting Standards Update (“ASU”) No. 2015-02 Consolidation (Topic 810): Amendments to the Consolidation Analysis effective for the fiscal year ending December 31, 2016 and interim periods within this fiscal year. The adoption of this guidance had no impact on the Company’s results of operations, cash flows and net assets for any period.

On January 1, 2016, the Company adopted ASU No. 2015-15 Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements—Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting (SEC Update) effective for the fiscal year ending December 31, 2016 and  interim periods within this fiscal year. The adoption of this guidance had no impact on the Company’s results of operations, cash flows and net assets for any period.

Recent accounting pronouncements

The Financial Accounting Standards Board (“FASB”) issued the following amendments which clarifies the guidance in ASU No. 2014-09 and has the same effective date as the original standard: ASU No. 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients and ASU No. 2016-11 Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting issued in May 2016; ASU No. 2016-10 Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing issued in April 2016; and ASU No. 2016-08 Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net) issued in March 2016. On August 12, 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which amends ASU No. 2014-09 (issued by the FASB on May 28, 2014 and which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company is currently evaluating the impact, if any, of the adoption of this new standard and amendments.

In March 2016, the FASB issued ASU No. 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting which is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. This standard is effective for public entities with annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period.  The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments affect entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade  receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and  any other financial assets not excluded from the scope that have the contractual right to receive cash. This standard is effective for public business entities that are U.S. Securities and Exchange Commission (“SEC”) filers, with reporting periods beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2018. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

In August 2016, the FASB issued ASU No. 2016-15 Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

In November 2016, the FASB issued ASU No. 2016-18 Statement of Cash Flows (Topic 230) – Restricted Cash which addresses the presentation of changes in restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

(a)	Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition. Customers individually accounting for more than 10% of the Company’s revenues during the nine-month periods ended September 30, 2016 and 2015, were:

Customer	2016	2015
A	19%	-
B	12%	-
C	10%	21%
D	-	56%
E	-	23%
Total	41%	100%

3.	Transactions with Related Parties:

a.	Convertible Promissory Notes:

On March 12, 2015 (“commitment date”), the Company issued an unsecured convertible promissory note of $4,000 to Jelco for general corporate purposes. The convertible note is repayable in ten consecutive semi-annual installments of $200, along with a balloon installment of $2,000 payable on the final maturity date, March 19, 2020. The note bears interest of Libor plus a margin with quarterly interest payments. At Jelco’s option, the outstanding principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 (as adjusted for the reverse stock split discussed in Note 1 above according to the terms of the convertible note) per share. The Company has the right to defer up to three consecutive installments to the final maturity date.

The Company accounted for the issuance of the convertible promissory note in accordance with the beneficial conversion features (“BCF”) guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares converted from the convertible note times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument. As of December 31, 2015, the Company had paid the first installment, with the entire payment recorded as a reduction to Additional paid-in capital. As of September 30, 2016, the Company has deferred the installments due for payment on March 19, 2016 and September 19, 2016 to the final maturity date. The gain or loss on the extinguishment of the convertible debt instrument is the difference between the carrying amount and the consideration allocated to the debt instrument. The partial extinguishment of debt as a result of the payment is shown as a gain on extinguishment and is included under interest and finance costs – related party.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

The debt movement is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2014	-	-	-	-
Additions	4,000	(4,000)	-	-
Amortization (Note 12)	-	-	225	225
Partial extinguishment of debt	-	-	(200)	(200)
Balance, September 30, 2015	4,000	(4,000)	25	25
Amortization	-	-	78	78
Balance, December 31, 2015	4,000	(4,000)	103	103
Amortization (Note 12)	-	-	222	222
Balance, September 30, 2016	4,000	(4,000)	325	325

The equity movement is presented below:

Additional paid-in capital
Balance, December 31, 2014	-
Intrinsic value of BCF	4,000
Consideration allocated to repurchase BCF	(200)
Balance, December 31, 2015	3,800
Balance, September 30, 2016	3,800

On September 7, 2015 (“commitment date”), the Company issued an unsecured revolving convertible promissory note of up to $6,765 (the “Applicable Limit”) to Jelco for general corporate purposes. The revolving convertible promissory note has a tenor of up to five years after the first drawdown and the Applicable Limit will be reduced by $1,000 each year after the second year following the first drawdown. The note bears interest of Libor plus a margin with quarterly interest payments. At Jelco’s option, the Company’s obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $0.90 (as adjusted for the reverse stock split discussed in Note 1 above according to the terms of the convertible note) per share. The unsecured revolving convertible promissory note has been amended seven times, increasing the maximum principal amount available to be drawn to $21,165, while also increasing the amount by which the Applicable Limit will be reduced to $3,100. The Company has drawn down the entire $21,165 as of September 30, 2016.

The Company accounted for the issuance of the revolving convertible promissory note in accordance with the BCF guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares converted from the convertible note times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument.

The debt movement is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2014	-	-	-	-
Additions	2,800	(2,800)	-	-
Amortization (Note 12)	-	-	2	2
Balance, September 30, 2015	2,800	(2,800)	2	2
Additions	8,965	(8,965)	-	-
Amortization (Note 12)	-	-	29	29
Balance, December 31, 2015	11,765	(11,765)	31	31
Additions	9,400	(9,400)	-	-
Amortization (Note 12)	-	-	466	466
Balance, September 30, 2016	21,165	(21,165)	497	497

The equity movement is presented below:

Additional paid-in capital
Balance, December 31, 2014	-
Intrinsic value of BCF	11,765
Balance, December 31, 2015	11,765
Intrinsic value of BCF	9,400
Balance, September 30, 2016	21,165

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

b.	Vessel Acquisitions:

On August 6, 2015, the Company entered into a purchase agreement with entities affiliated with certain of the Company’s major shareholders to acquire seven secondhand dry bulk vessels, consisting of five Capesize and two Supramax vessels. The acquisition cost of the vessels was funded by senior secured loans, a shareholder’s revolving convertible promissory note by Jelco and equity injections by Jelco. The transaction was completed on December 7, 2015, with the delivery of the last vessel. The transactions were approved by the independent committee of the Company’s Board of Directors and the Company’s Board of Directors. Below is a list of the vessels purchased under the purchase agreement:

Vessel name	Date of Delivery	Vessel Class	DWT	Year Built
Premiership	September 11, 2015	Capesize	170,024	2010
Gladiatorship	September 29, 2015	Supramax	56,819	2010
Geniuship	October 13, 2015	Capesize	170,057	2010
Guardianship	October 21, 2015	Supramax	56,884	2011
Gloriuship	November 3, 2015	Capesize	171,314	2004
Squireship	November 10, 2015	Capesize	170,018	2010
Championship	December 7, 2015	Capesize	179,238	2011

c.	Property Lease Agreement:

Until March 15, 2015, the Company’s executive offices were at premises leased from Waterfront S.A., a company affiliated with a member of the Restis family. On March 16, 2015, the Company relocated its executive offices to premises owned by an unaffiliated third party.

The rent charged by Waterfront S.A. for the nine-month periods ended September 30, 2016 and 2015, amounted to $NIL and $70, respectively, and is included under general and administration expenses - related party.

4.	Inventories:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	September 30, 2016	December 31, 2015
Lubricants	441	739
Bunkers	2,529	2,241
Total	2,970	2,980

5.	Other Current Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	September 30, 2016	December 31, 2015

Prepaid expenses	432	476
Insurance claims	-	14
Other	65	167
Total	497	657

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

6.	Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	September 30, 2016	December 31, 2015
Cost:
Beginning balance	201,684	-
- Additions	-	201,684
Ending balance	201,684	201,684

Accumulated depreciation:
Beginning balance	(1,844)	-
- Additions	(6,301)	(1,844)
Ending balance	(8,145)	(1,844)

Net book value	193,539	199,840

All vessels are mortgaged to secured loans (Note 7).

On September 26, 2016, the Company entered into separate agreements with an unaffiliated third party for the purchase of two second hand Capesize vessels for a gross purchase price of $20,750 per vessel. On November 30, 2016, the Company acquired the first of the two vessels, the 2010 Capesize, 178,838 DWT vessel M/V Lordship.  The acquisition was financed through a $7,500 loan with Northern Shipping Fund III LP, or NSF (Note 15), $10,250 was financed through the Jelco Loan Facility (Note 15) and $3,000 by cash on hand. The second vessel is expected to be delivered during December 2016, subject to the satisfaction of certain closing conditions. The initial deposit for the purchase of these two vessels was financed by a loan facility entered into with Jelco on October 4, 2016 (Note 15).

7.	Long-Term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	September 30, 2016	December 31, 2015
Secured loan facilities	178,064	178,447
Less: Deferred financing costs	(856)	(942)
Total	177,208	177,505
Less - current portion	(6,583)	(718)
Long-term portion	170,625	176,787

Secured credit facilities

On March 6, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $8,750. The loan was used to partially finance the acquisition of the M/V Leadership. On March 17, 2015, the Company drew down the $8,750. The loan is repayable in twenty consecutive quarterly installments, the first four installments being $200 each and the next sixteen quarterly installments being $250 each, along with a balloon installment of $3,950 payable on the final maturity date, March 17, 2020. The loan bears interest of Libor plus a margin of 3.75% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company’s ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy’s net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy’s consolidated installment and debt interest payments for the following eighteen-month period. The Company has paid the first six installments as of September 30, 2016. On December 23, 2015, the Company amended the loan agreement with Alpha Bank A.E. in order to amend certain of financial definitions. On July 28, 2016, the Company further amended the loan agreement with Alpha Bank A.E. in order to defer part of the next four installments to the final maturity date. In line with ASC 470-10-45 “Debt: Short-Term Obligations Expected to Be Refinanced”, an amount of $450 has been transferred to  “Long-term debt, net of current portion and deferred financing costs” in the related unaudited consolidated balance sheet, in accordance with the repayment terms of the amended agreement. In addition, the application of certain covenants is deferred to July 1, 2017.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

On September 1, 2015, the Company entered into a loan agreement with HSH Nordbank AG, for a secured loan facility in an amount of $44,430. The loan was used to pay for the acquisition of the vessels M/V Geniuship and M/V Gloriuship. The loan was available in two advances, each advance comprised of two tranches. On October 13, 2015, the Company drew the first advance of $27,597 in order to finance the acquisition of the M/V Geniuship. On November 3, 2015, the Company drew the second advance of $16,833 in order to finance the acquisition of the M/V Gloriuship. The loan is repayable in twelve consecutive quarterly installments being approximately $1,049 each, commencing on September 30, 2017, along with a balloon installment of $31,837 payable on the final maturity date, June 30, 2020. The loan bears interest of Libor plus margins between 3.25% and 3.6% with quarterly interest payments. The loan facility is secured by a first priority mortgage over the two vessels. On May 16, 2016, the Company entered into a supplemental letter to the senior secured loan facility with HSH Nordbank AG. Effective as of March 1, 2016, the supplemental letter has deferred certain prepayments to June 30, 2018.

On September 11, 2015, the Company entered into a facility agreement with UniCredit Bank AG, for a secured loan facility in an amount of $52,705. The loan was made available in three tranches to partially finance the acquisition of the vessels M/V Premiership, M/V Gladiatorship and M/V Guardianship. On September 11, 2015, the Company drew the first tranche of $25,420 in order to partly finance the acquisition of the M/V Premiership. On September 29, 2015, the Company drew the second tranche of $13,643 in order to partly finance the acquisition of the M/V Gladiatorship. On October 21, 2015, the Company drew the third tranche of $13,642 in order to partly finance the acquisition of the M/V Guardianship. The loan is repayable in fifteen consecutive quarterly installments being $1,552 each, commencing on June 26, 2017, along with a balloon installment of $29,425 payable on the final maturity date, December 28, 2020. The loan bears interest of Libor plus a margin of 3.20% if the value to loan ratio is lower than 125%, 3.00% if the value to loan ratio is between 125% and 166.67% and 2.75% if the value to loan is higher than 166.67% with quarterly interest payments. The loan bore a commitment fee of 1.00% calculated on the balance of the undrawn loan amount and amounted to $22. The loan is secured by a first priority mortgage over the three vessels. On June 3, 2016, the Company entered into a supplemental letter in order to split the margin into a cash portion and a capitalized portion. The capitalized portion of the margin will be repaid in full by June 30, 2017. In addition, the application of certain covenants is deferred to at least June 30, 2017. On July 29, 2016, the Company further entered into a supplemental letter pursuant to which effective as of December 11, 2015, the requirement for Seanergy Maritime Holdings Corp., as guarantor, to maintain liquidity in a specified amount is delayed until July 1, 2017.

On November 4, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $33,750. The loan was used to partially finance the acquisition of the M/V Squireship. On November 10, 2015, the Company drew down the $33,750. The loan is repayable in sixteen consecutive quarterly installments being approximately $844 each, commencing on February 12, 2018, along with a balloon installment of $20,250 payable on the final maturity date, November 10, 2021. The loan bears interest of Libor plus a margin of 3.50% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company’s ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy’s net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy’s consolidated installment and debt interest payments for the following eighteen-month period. On July 28, 2016, the Company further amended the loan agreement in order to defer certain liquidity covenants to July 1, 2017 and to also waive any event of non-compliance with such covenant that occurred post December 31, 2015.

On December 2, 2015, the Company entered into a facility agreement with Natixis, for a secured loan facility in an amount of $39,412. The loan was used to partially finance the acquisition of the M/V Championship. On December 7, 2015, the Company drew down the $39,412. The loan is repayable in fifteen consecutive quarterly installments being $985 each, commencing on June 30, 2017, along with a balloon installment of $24,637 payable on the final maturity date, February 26, 2021. The loan bears interest of Libor plus a margin of 2.50% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel.

The borrowers under each facility are the applicable vessel owning subsidiaries, and all of the above five facilities are guaranteed by Seanergy Maritime Holdings Corp.

The annual principal payments required to be made after September 30, 2016 are as follows:

Twelve month periods ending	Amount
September 30, 2017	6,840
September 30, 2018	20,877
September 30, 2019	18,721
September 30, 2020	50,558
September 30, 2021	59,974
Thereafter	21,094
Total	178,064

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

8.	Trade Accounts and Other Payables:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	September 30, 2016	December 31, 2015
Creditors	4,636	5,710
Insurances	108	162
Other	33	107
Total	4,777	5,979

9.	Financial Instruments:

(a)	Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(b)	Interest Rate Risk

Fair Value of Financial Instruments

The fair values of the financial instruments shown in the consolidated balance sheets as of September 30, 2016 and December 31, 2015, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments.

b.	Long-term debt: The carrying value approximates the fair market value as the long-term debt bears interest at floating interest rate.

10.	Commitments and Contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

11.	Capital Structure:

(a)  Common Stock

On March 12, 2015, the Company entered into a share purchase agreement under which the Company sold 5,000,100 of its common shares to Jelco for $4,500. The common shares were sold at a price of $0.90 per share. The Company’s Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using the adjusted book value method. On March 16, 2015, the Company completed the equity injection plan with the abovementioned entity. The shares to the entity were issued on March 18, 2015.

On March 12, 2015, the Company entered into a share purchase agreement under which the Company sold 333,400 of its common shares to its Chief Executive Officer, or CEO, for $300. The common shares were sold at a price of $0.90 per share. The Company’s Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using the adjusted book value method. On March 16, 2015, the Company completed the equity injection plan with the abovementioned entity. The shares to the CEO were issued on March 18, 2015. The funds were contributed for general corporate purposes.

On September 7, 2015, the Company entered into a share purchase agreement under which the Company sold 10,022,240 of its common shares in three tranches to Jelco for $9,020. The common shares were sold at a price of $0.90 per share. The Company’s Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using the capital market multiples and the discounted cash flow methods. On September 11, 2015, the first tranche of $3,501 was contributed in exchange for 3,889,980 common shares of the Company, which were issued on September 11, 2015. On September 29, 2015, the second tranche of $2,390 was contributed in exchange for 2,655,740 common shares of the Company, which were issued on September 29, 2015. On October 21, 2015, the third tranche of $3,129 was contributed in exchange for 3,476,520 common shares of the Company, which shares were issued on October 21, 2015. The transaction was approved by an independent committee of the Company’s Board of Directors.

The purchasers of all above issued shares have received customary registration rights.

On January 8, 2016, the Company effected a one-for-five reverse stock split of the Company’s issued common stock (Note 1). The reverse stock split ratio and the implementation and timing of the reverse stock split were determined by the Company’s Board of Directors. The reverse stock split did not change the authorized number of shares or par value of the Company’s common stock or preferred stock, but did effect a proportionate adjustment to the number of shares of common stock issuable upon the vesting of restricted stock awards, and the number of shares of common stock eligible for issuance under the Plan. All applicable outstanding equity awards discussed below have been adjusted retroactively for the one-for-five reverse stock split.

On August 5, 2016, the Company entered into a securities purchase agreement with an unaffiliated third party, which is an institutional investor, under which the Company sold 1,180,000 of its common shares in a registered direct offering at a price of $4.15 per share. On August 10, 2016, the Company completed the registered direct offering for net proceeds of approximately $4,080. The net proceeds of this offering are expected to be used for general corporate purposes.

12.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	Nine-month period ended September 30,
	2016	2015
Interest on long-term debt	5,008	241
Amortization of debt issuance costs	186	23
Other	11	16
Total	5,205	280

Interest and finance costs-related party are analyzed as follows:
	Nine-month period ended September 30,
	2016	2015
Convertible notes interest expense	924	119
Convertible notes amortization of debt discount (Note 3)	688	227
Gain on extinguishment of convertible notes	-	(200)
Total	1,612	146

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

13.	Losses per Share:

The calculation of net earnings per common share is summarized below:

	Nine-month period ended September 30,
	2016	2015
Net loss	(17,730)	(3,105)

Weighted average common shares outstanding – basic and diluted	19,594,354	8,130,931
Net loss per common share – basic and diluted	$(0.90)	$(0.38)

As of September 30, 2016 and 2015, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS as mentioned above are:

	2016	2015
Non-vested equity incentive plan shares (Note 14)	144,000	-
Convertible promissory note shares (Note 3)	27,738,890	7,333,333
Total	27,882,890	7,333,333

14.	Equity Incentive Plan:

On October 1, 2015, the Compensation Committee granted an aggregate of 189,000 restricted shares of common stock, pursuant to the 2011 Equity Incentive Plan. Of the total 189,000 shares issued, 36,000 shares were granted to Seanergy’s board of directors and the other 153,000 shares were granted to certain of Seanergy’s other employees. On February 3, 2016, 8,000 of the shares granted to certain of Seanergy’s other employees were cancelled. The fair value of each share on the grant date was $3.70. The shares to Seanergy’s board of directors will vest over a period of two years commencing on October 1, 2015. On October 1, 2015, 12,000 shares vested, 12,000 shares will vest on October 1, 2016 and 12,000 shares will vest on October 1, 2017. All the other shares granted to certain of Seanergy’s other employees will vest over a period of three years, commencing on October 1, 2015. On October 1, 2015, 25,000 shares vested, 31,000 shares will vest on October 1, 2016, 42,000 shares will vest on October 1, 2017 and 47,000 shares will vest on October 1, 2018.

The related expense for the nine month periods ended September 30, 2016 and 2015, amounted to $119 and $NIL, respectively, and is included under general and administration expenses. The unrecognized cost for the non-vested shares as of September 30, 2016 and December 31, 2015 amounted to $374 and $521, respectively.

15.	Subsequent Events:

The Company has evaluated subsequent events that occurred after the balance sheet date but before the issuance of these consolidated financial statements and, where it was deemed necessary, appropriate disclosures have been made.

a)
On October 4, 2016, the Company entered into the Jelco Loan Facility, initially a $4,150 loan facility with Jelco, to fund the initial deposit for the purchase of two second hand Capesize vessels (Note 6). On November 17, 2016 and November 28, 2016, the Company entered into amendments to the Jelco Loan Facility, which, among other things, increased the aggregate amount that the Company may borrow under the facility to up to $12,800. On November 28, 2016, the Company drew down $8,650 under the amended Jelco Loan Facility.

b)
On October 28, 2016, the Company filed with the SEC a registration statement on Form F-1 in connection with a contemplated follow-on registered public offering of the Company’s securities, comprised of common shares, par value $0.0001 per share, Class A warrants to purchase common shares, and an underwriter’s warrant to purchase common shares.  On November 29, 2016, the Company filed with the SEC an amendment to this registration statement on Form F-1.

c)
On November 18, 2016, the Company entered into a securities purchase agreement with unaffiliated third parties, which are institutional investors, under which the Company sold 1,305,000 of its common shares in a registered direct offering at a price of $2.75 per share. On November 23, 2016, the Company completed the registered direct offering for net proceeds of approximately $3,200, which proceeds are expected to be used for general corporate purposes, including funding of vessel acquisitions.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Condensed Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share data, unless otherwise stated)

d)
On November 28, 2016, the Company entered into a $32,000 secured term loan facility with NSF to partly finance the acquisition of the two second hand Capesize vessels (Note 6). The facility bears interest at 11% per annum, which is payable quarterly, and the principal is repayable in four consecutive quarterly installments of $900 each, commencing on March 31, 2019 and a final payment of $28,400 due on December 31, 2019 (initial termination date), assuming that the borrowers will not choose to further extend the facility for one or two in maximum yearly periods from each relevant future termination date. The facility may only be extended twice so that the final termination date shall never extend beyond the date falling on the fifth anniversary of the final drawdown date. The option to extend the facility for up to another two years from the initial termination date is subject to an extension fee of 1.75% per extended year of each relevant loan outstanding amount. On November 28, 2016, the Company drew down $7,500 under the NSF loan facility.

e)
On November 30, 2016, the Company acquired the 2010 Capesize, 178,838 DWT vessel M/V Lordship from an unaffiliated third party.  The acquisition was financed through a $7,500 loan with NSF, $10,250 was financed through the Jelco Loan Facility and $3,000 by cash on hand.  The vessel is being chartered by Oldendorff Carriers GMBH & CiE under her previous ownership for a period of 11 to 13 months at an index-linked rate plus 6% and is expected to be redelivered to the Company between May 2017 and July 2017.